China Ginseng Holdings, Inc.

July 27, 2010

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Donna Levy

Re: Form RW With Respect to Withdrawal of Registration Statement on Form SB-2 (File No. 333-142616)

Dear Ms. Levy:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), China Ginseng Holdings, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form SB-2 (File No. 333-142616), filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2007, together with all exhibits thereto (the “Registration Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. Instead, it intends to register its common stock on Form 10 to be filed in the future.  The Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact Michael T. Williams, Esq., counsel to the Registrant, at 813-831-9348.

Very truly yours,

China Ginseng Holdings, Inc.

/s/ Liu Changzhen
Name: Liu Changzhen
Title: Chairman